Exhibit 99.1

© Pixie Dust Technologies, Inc. Page 1 Presentation Material

© Pixie Dust Technologies, Inc. Page 2 1. Company introduction © Pixie Dust Technologies, Inc. Page 2

© Pixie Dust Technologies, Inc. Page 3 Tokyo Head Office Research facility (technotope) COMPANY PROFILE Pixie Dust Technologies Co., Ltd. Company name NASDAQ Capital Market ( Ticker PXDT ) Listed market Yoichi Ochiai, Taiichiro Murakami CEO, COO We are the serial incubator that provides solutions towards faith and trust Mission Product development and sales using wave control technology Business summary May 2017 Establishment 8th floor, Yaesu Central Tower, Tokyo Midtown Yaesu, 2 - 2 - 1 Yaesu, Chuo - ku, Tokyo Location 80 employees (as of the end of June 2024) Number of employees 14,869,067 shares (as of the end of April 2024) Number of issued shares $20 million (as of the end of July 2024) Market capitalization

© Pixie Dust Technologies, Inc. Page 4 HISTORY Company formation May 2017 Series A Approximately 600 million yen October 2017 Signed Joint Research Agreement with the University of Tsukuba May 2018 Series B Approximately 4 billion yen May 2019 Signed Joint Research Agreement with Tohoku University January 2020 Series C Approximately 2.2 billion yen September 2022 iwasemi released July 2022 SonoRepro awarded CES 2023 innovation award January 2023 SonoRepro released November 2022 VUEVO mic released March 2023 kikippa released April 2023 Listed on NASDAQ August 2023 Raised USD 15 million iwasemi awarded CES 2024 Innovation Award January 2024 KOTOWARI released July 2024 VUEVO Display released August 2024

© Pixie Dust Technologies, Inc. Page 5 SOCIAL ENVIRONMENT WE TACKLE WITH Population structure, dementia ratio, hard of hearing ratio of Japan Using wave control technology , we tackle with social problems in Japan posed by population decline and population aging . Approximately 10 - 11% of the population experience hearing difficulties. Approximately 5% of the population suffer from dementia, a figure that is on the rise. Japan Track 2022 report also indicates that 18% of hard of hearing people think hard of hearing may have comorbidity with dementia.

© Pixie Dust Technologies, Inc. Page 6 WHAT IS WAVE ?

© Pixie Dust Technologies, Inc. Page 7 WHAT IS CONTROL? Healthcare Exploring the connection between waves and the human body to address unresolved challenges Material Breaking through the trade - offs of existing materials using metamaterial technology Sensing Advancing digital transformation by collecting and utilizing 3D spatial sensor data

BUSINESS AREA OF PRODUCTS

Combining our unique wave control technology and computer science, we develop the following products and services.

Personal Care & Diversity Area

SonoRepro™
Ultrasonic scalp care

CES Innovation Awards 2023 Honoree



Sound Modulation

Beamforming

kikippa™
Gamma wave sound care



Sound Modulation

Healthcare

VUEVO™
Communication visualization





Beamforming

Sensing

Workspace & Digital Transformation Area

IWASEMI™
Sound absorbing metamaterial

CES Innovation Awards 2024 Honoree



Simulation

Material

hackke
Precise indoor location detection



Beamforming

KOTOWARI
Spatial data solutions



Simulation

Sensing

Page 8

© Pixie Dust Technologies, Inc.

BUSINESS MODEL (ex. gamma wave sound)

Using wave control technology, we are defying dementia.

Technology development

Inspired by research findings that stimulation with **sound and light in the gamma wave frequency (40 Hz) can inhibit the worsening of dementia** in mice [1] and humans [2], We have commenced the development of sound that can be comfortably integrated into daily life, in collaboration with Shionogi & Co., Ltd.

We have experimentally confirmed that our "gamma wave sound" induces a 40Hz brainwave synchronization in the human brain (see the figure below).



PxDT&
SHIONOGI
UP
パルス列
逆ノコギリ変調
ノコギリ変調
基準
正弦波変調
無変調
正規化された
同期成分の平均値 [ratio]
2.0
1.5
1.0
0.5
0.0
#1
#2
#3
#4
#5
#6
#7
#8
刺激番号

各音刺激聴取時のT6電極での観測脳波の40Hz同期成分(22名の平均&SD)

[1] Martorell, A. J. et al. Cell 177, 256-271.e22 (2019).
[2] Chan, D. et al. PLOS ONE 17, e0278412 (2022).
[3] Nagatani, Y. et al. 11th Annu. Meet. Jpn. Soc. Dement. Prev., 206 (2022).

Social awareness activity



ガンマ波サウンドを活用した
生活に溶け込む認知機能ケア

On April 18, 2023, PxDT and Shionogi announced their collaboration with four partner companies to advance initiatives aimed at dementia prevention and cognitive function improvement using "gamma wave sound" within each company's business domain.



ガンマ波サウンドを活用した生活に溶け込む認知機能ケア

Page 9

© Pixie Dust Technologies, Inc.

© Pixie Dust Technologies, Inc. Page 10 BUSINESS MODEL (ex. gamma wave sound) kikippa : gamma wave sound care Other implementation activities We are continuously implementing strategies for the social implementation of gamma wave sound. On April 18, 2023, PxDT and Shionogi Healthcare announced the launch of " kikippa ," a TV speaker that allows one to naturally listen to gamma wave sound in daily life. Next product development

© Pixie Dust Technologies, Inc. Page 11 We believe that our core technology, wave control technology, and diverse product portfolio differentiate our company from many competitors. 40 Patent registration 239 Patent application 22 Design registration 6 Product category Winner of CES 2024 Innovation Awards Winner of CES 2023 Innovation Awards 2022 Received the “Intellectual Property Achievement Award, Minister of Economy, Trade and Industry Award” in 2022 “Yoichi Ochiai x Japan Phil Project” Cannes Lions 2019 Winner of multiple awards including the 72nd Dentsu Advertising Award P RODUCT ACCOLADES 2024 Clio Health, 2024 D&AD Award

© Pixie Dust Technologies, Inc. Page 12 2. Financial Result, Main topics © Pixie Dust Technologies, Inc. Strictly Confidential Page 12

© Pixie Dust Technologies, Inc. Page 13 kikippa ranked First on the Rakuten speaker ranking as well as sound bar ranking 1 2 iwasemi SQ - α has been ranked First on Amazon’s best - selling rankings 3 4 5 MAIN TOPICS VUEVO Display launched VUEVO embraced by Japanese Ministry of Health, Labor and Welfare KOTOWARI v360 launched

© Pixie Dust Technologies, Inc. Page 14 SUMMARY FINANCIAL RESULT Income Statement Balance Sheet Cashflow Statement 2024/4 2023/4 469,867 521,763 Service 523,154 182,949 Products 993,021 704,712 Total revenue 3,000,759 2,685,253 Total cost and expenses (2,007,738) (1,980,541) Loss from operations (1,974,536) (1,965,491) Loss before income taxes (1,974,536) (1,965,491) Net loss 2024/4 2023/4 Assets 1,607,763 2,135,513 Cash and cash equivalents 2,235,135 3,044,415 Total current assets 576,868 507,778 Property and equipment, net 410,411 46,046 Operating lease right - of - use assets, net 3,382,601 3,717,654 Total assets Liabilities and stockholders’ equity 105,230 56,527 Current portion of operating lease liabilities 13,332 1,013,332 Current portion of long - term borrowings 458,255 1,766,623 Total current liabilities 1,007,781 21,113 Long - term borrowings, net of current portion 396,199 5,956 Operating lease liabilities, net of current portion 1,957,104 1,819,228 Total liabilities 1,425,497 1,898,426 Total stockholders’ equity 3,382,601 3,717,654 Total liabilities and stockholders’ equity 2024/4 2023/4 (2,090,202) (1,813,442) Net cash used in operating activities (183,911) (89,284) Net cash used in investing activities 1,711,752 2,242,276 Net cash provided by financing activities (527,750) 339,550 Net increase in cash and cash equivalents 2,135,513 1,795,963 Cash and cash equivalents at beginning of period 1,607,763 2,135,513 Cash and cash equivalents at end of period (Thousand yen) (Thousand yen) (Thousand yen)

© Pixie Dust Technologies, Inc. Page 15 KOTOWARI iwasemi 2024/4 2023/4 33,635 9,706 Number of products sold 13,424 3,802 Physical dimensions (m 2 ) 130,768 57,440 Revenue (1,000 yen) 2024/4 2023/4 166,427 122,386 Revenue (1,000 yen) kikippa SonoRepro VUEVO 2024/4 2023/4 1,545 1,432 Number of products sold 198,556 142,449 Revenue (1,000 yen) 2024/4 2023/4 386,795 170,008 Revenue (1,000 yen) 2024/4 2023/4 64,209 89,725 Revenue (1,000 yen) Workspace & Digital Transformation Area) Personal Care & Diversity Area RESULT BY BUSINESS

© Pixie Dust Technologies, Inc. Page 16 CASH BURN 2024/4 2 nd half 2024/4 1 st half 2023/4 2 nd half 2023/4 1 st half 2022/4 2 nd half 2022/4 1 st half - 705,137 - 1,385,065 - 951,776 - 861,666 - 393,520 - 681,806 Cash flows from operating activities: - 115,151 - 68,760 - 39,963 - 49,321 - 12,076 - 62,626 Cash flows from investing activities: 13,722 1,698,030 - 147,704 2,389,980 - 351,595 231,485 Cash flows from financing activities: - 820,288 - 1,453,825 - 991,739 - 910,987 - 405,596 - 744,432 FCF 1,607,763 2,420,667 2,135,513 3,274,956 1,795,963 2,553,154 Cash and cash equivalents at end of period 11.8 10.0 12.9 21.6 26.6 20.6 Runway (month) - 136,715 - 242,304 - 165,290 - 151,831 - 67,599 - 124,072 Average Net Cash Burn per month 0.0 5.0 10.0 15.0 20.0 25.0 30.0 (300,000) (250,000) (200,000) (150,000) (100,000) (50,000) 0 22/4 1st half 22/4 2nd half 23/4 1st half 23/4 2nd half 24/4 1st half 24/4 2nd half Average Net Cash Burn per month Runway • Cash burn has touched a bottom to be approximately - 137 million yen ( - 868 thousand USD ) for the 2 nd half (2023/11 - 2024/4) of fiscal year 2024/4. • Runway is 11.8 months at the end of fiscal year 2024/4. (Thousand yen)

© Pixie Dust Technologies, Inc. Page 17 R&D PIPELINE ( HEALTHCARE ) Launched Business Development Research & Development Product Content ✓ ✓ ✓ SonoRepro Hair care ✓ to be decided Beauty care (beautiful hair encouragement, skin care) ✓ to be decided Skin disease treatment ✓ to be decided Wound treatment ✓ ✓ ✓ kikippa Gamma wave sound care speaker ✓ ✓ to be decided Gamma wave sound care (other than speakers) ✓ to be decided Dementia care by sound

© Pixie Dust Technologies, Inc. Page 18 R&D PIPELINE ( MATERIAL ) Launched Business Development Research & Development Product Content ✓ ✓ ✓ iwasemi (HX - α / SQ - α / RC - α) Sound absorption in offices ✓ to be decided Sound absorption outside the office ✓ ✓ to be decided Sound insulation in residences (Sound insulation structure allowing air to pass through but not sound) ✓ ✓ to be decided Sound insulation in non - residential areas Advanced

© Pixie Dust Technologies, Inc. Page 19 R&D PIPELINE ( SENSING ) Launched Business Development Research & Development Product Content ✓ ✓ ✓ KOTOWARI v360 Reduction of man - hours in reinforcement inspection process ✓ to be decided Reduction of man - hours for processes other than reinforcement inspection ✓ ✓ ✓ KOTOWARI FAC+ People flow analysis ✓ ✓ ✓ hackke Indoor location information measurement ✓ ✓ ✓ VUEVO (wireless microphone) Hearing - impaired support and minutes creation ✓ ✓ VUEVO (speech bubble glasses) Hearing - impaired support and next - generation communication ✓ ✓ ✓ VUEVO (subtitle transparent display) Simultaneous translation support Advanced Advanced

© Pixie Dust Technologies, Inc. Page 20 Appendix. Products © Pixie Dust Technologies, Inc. Strictly Confidential Page 20

© Pixie Dust Technologies, Inc. Page 21 TREE DIAGRAM

SonoRepro™

Home ultrasonic scalp care device

Overview

SonoRepro is a scalp care device released in Japan in November 2022. The product was developed using non-contact vibration pressure stimulation using ultrasonic waves, which is one of our proprietary technologies. Resembling a shower head, users utilize it by positioning it over the intended area of the scalp.

Provided value

SonoRepro is intended for daily use. We conducted a clinical trial in collaboration with Anfa, a preventive medicine company, and demonstrated that non-contact vibratory pressure stimulation increases the proportion of hair in the anagen phase and reduces the proportion of hair in the telogen phase.

Daily Care with Advanced Technology

A large device using non-contact vibratory pressure stimulation has been introduced at D Clinic, which specializes in scalp/hair care, since 2021. SonoRepro has miniaturized this large device to enable full-fledged hair care at home.

2019 Building new ideas WCHR BARCELONA







CES INNOVATION AWARDS 2023 HONOREE

Page 22

© Pixie Dust Technologies, Inc.

SonoRepro™

Home ultrasonic scalp care device

Sales

SonoRepro has multiple sales channels and is priced at 125,000 yen. Currently, the product is only available in Japan.

Retail store

Bic camera



Yodobashi Camera



b8ta



Tsutaya Books


蔦屋書店
TSUTAYA BOOKS

EC site

Own EC site



Amazon, Rakuten etc.



Lease

kikito, Rentio, airCloset Mall


kikito
kikitoで簡単レンタル

Page 23

© Pixie Dust Technologies, Inc.

© Pixie Dust Technologies, Inc. Page 24 Overview kikippa can be used as a desktop speaker with a functioning acoustic stimulation device, released in Japan in April 2023. kikippa uses our technology to amplify and modulate everyday sounds such as TV and radio broadcasts. Users can connect kikippa to a television set, radio, or other audio device using an audio cable. kikippa was developed in collaboration with Shionogi & Co., Ltd. Provided value kikippa has a dedicated website and LINE integration feature. Users can view their own device usage history, and caregivers can check t he usage status of their care recipients. Gamma wave sound care gamma wave sound *This diagram is for illustrative purposes. *The term "40Hz modulated sound" refers to sound that has been processed through 40Hz amplitude modulation. Source: ： https://gammawavesound.com/ https://wellnesslab - report.jp/pj/gamma - tech/40hzgamma - waves Successfully developed 40 - Hz modulated sound that blends into everyday life Patented Gamma wave modulation technology 40 - Hz waveform

© Pixie Dust Technologies, Inc. Page 25 Sales kikippa is sold on Shionogi Healthcare's e - commerce site. Price model is (a) initial fee 45,000 yen and monthly fee 1,800 yen or (b) initial fee 90,000 yen and no monthly fee. Shionogi Healthcare EC site kikippa brochure Gamma wave sound care

© Pixie Dust Technologies, Inc. Page 26 Overview VUEVO is a series of products designed to assist people who are hearing impaired. VUEVO microphones provide microphone - identified speaker direction and present utterances through an intuitive user interface on computers, tablets, and smartphones. VUEVO Glasses are wearable devices that superimpose speech content on the speaker in real space within the visual field of the user wearing glasses. VUEVO was developed in collaboration with Sumitomo Pharma Co., Ltd. Provided value Unlike hearing aids, VUEVO can display a transcription of the audio and show you who is speaking. This is especially useful for group conversations. People with complete hearing loss can also use VUEVO. Due to the complementary nature of the product's features, it can be used in conjunction with existing hearing aids. An innovative transcription service born from interviews with over 100 people with hearing loss (DHH) © Pixie Dust Technologies, Inc.

© Pixie Dust Technologies, Inc. Page 27 Sales PxDT sells and provides devices and monthly services to clients. The device price is 45,000 yen, and the usage fee is 30,000 yen per month. The initial setup fee is 100,000 yen. VUEVO sales website VUEVO leaflet VUEVO Display An innovative transcription service born from interviews with over 100 people with hearing loss (DHH)

iwasemi™

Paradigm shift from materials to structures


Pixie Dust Technologies, Inc.

Overview

iwasemi is a product series of sound-absorbing materials utilizing acoustic metamaterials designed with our proprietary technology. Advancements in computer performance and artificial intelligence have enabled large-scale simulations to be conducted at high speeds. Leveraging these technological resources, we developed a new acoustic metamaterial, leading to the release of multiple variations of iwasemi.

Provided value

While many existing sound-absorbing materials rely on the properties of the material itself, iwasemi absorbs sound through its unique structural design. Thanks to this feature, we were able to develop iwasemi, a lightweight sound-absorbing material offering a high level of design flexibility. It can be easily installed on an indoor wall using double-sided tape or magnets. If the resident moves, it can be moved to the new location and continue to be used.

Sound absorbing metamaterial

iwasemi™ | HX-α

Released in July 2022



iwasemi™ | SQ-α

Released in December 2022



iwasemi™ | RC-α

Released in May 2023



Sound insulation metamaterial

Exploring the market with new technology



Page 28

© Pixie Dust Technologies, Inc.

© Pixie Dust Technologies, Inc. Page 29 Sales iwasemi has multiple sales channels and is currently available in Japan. Additionally, in March 2023, we soft - launched a portion of iwasemi to prominent American professionals such as architecture and interior design firms. "iwasemi RC - α" won the CES 2024 Innovation Award in the "Home Appliances" category at the Eureka Park Japan Pavilion at CES 2024, held in Las Vegas, USA on January 9th to 12th, 2024. In - house direct sales Sold by Itoki Amazon Japan Orgatec Tokyo 2024 situation CES 2024 Innovation Awards Paradigm shift from materials to structures

© Pixie Dust Technologies, Inc. Page 30 hackke Precise Location information change the world. Overview hackke is a technology that can detect location information of people and objects indoors with high precision and at a reasonable price. Compared to conventional low - precision Bluetooth positioning systems, the accuracy has been improved approximately 10 times, and positioning can be performed within 1 meter on average. Provided value The 1m accuracy enables the visualization of people and object movements, facilitating the analysis of data to provide useful suggestions. For instance, in offices, hackke can manage and visualize the usage status of available workstations. In manufacturing facilities, distribution warehouses, construction sites, and similar settings, it can assist with asset management and tracking man - hours, thereby enhancing production and work efficiency. It also aids in determining suitable locations for materials and equipment and implementing security measures. Confirm location Flow line analysis Usage analysis Man - hour tally Receiver Radio wave incidence Location(X,Y) Tag

KOTOWARI
Spatial data solutions

Overview
By acquiring, storing, and utilizing spatial data such as video data and point cloud data, KOTOWARI handles events that occur in space as digital data, and solves various issues related to space creation through applications that comprehensively analyze them.

Sales
We have started providing FAC+ (Factas), a service that combines spatial data analysis and design to maximize spatial value. This service aims to solve problems for business operators and further improve the value of the experience for end users by combining quantitative data with the planning and design of space creation, which has traditionally been done based on sensitivity and sense.



新装・改装
与件整理・課題抽出
マーケティング
市場調査
?
データ取得
属性データ
人流データ
興味関心データ
Etc..
分析・提案
データ分析
レポーティング
企画・提案
対策案検討
実装・効果検証
プランニング実装
デザイン実装
体験実装
実装効果測定
空間UPデート
売上UP
利益UP
来場者数UP
施設価値UP
継続的にデータ偏差を取得することで
成功／失敗事例を蓄積

Provided value
Space creation begins with "planning and design," engaging various stakeholders in each phase, including "construction," "use and operation," and "maintenance." By analyzing images captured by cameras, spatial design based on data can be achieved, thereby maximizing the value of the space. Furthermore, analyzing footage from within a construction site enables the monitoring of construction progress without the need for on-site visits, thus leveraging digital advancements to address labor shortages within the industry.

R&D
We are conducting research and development aimed at improving quality and productivity of confirmation work at construction sites. More specifically, we are developing a solution that allows us to remotely check the finished product by superimposing 3D models such as BIM with point cloud data from the site.



Page 31
© Pixie Dust Technologies, Inc.

© Pixie Dust Technologies, Inc. Page 32 Source: Statistics Bureau of Japan Source: made by PXDT using the data of Statistics Bureau of Japan, Cabinet Office, and JapanTrak 2022 report Source: Made by PXDT using the date of Mori Trust Group Report and Japan Fideration of Construction Contractors Source: Made by PXDT using the date of Mori Building Source: Made by PXDT using the date of Mori Building KOTOWARI SOCIAL ENVIRONMENT RELATED WITH OUR PRODUCTS Population Increase ratio by prefecture Mindset of payment to office environment Free address office environment Office building supply and number of construction engeneer Population structure, dementia ratio, hard of hearing ratio of Japan

BOARD MEMBERS



Yoichi Ochiai

Representative Director, CEO / PxDT co-founder

He received a Ph.D. (Applied Computer Science) from the University of Tokyo in 2015. He has been an assistant professor at University of Tsukuba since 2015. His main research interest is human-computer interaction called "Digital Nature", which is an environment that fuses the digital with the analogue, blurring the boundary between nature and artifice. He has received numerous awards and accolades, including the 2015 World Technology Award (IT Hardware) from the World Technology Network, the 2020 Innovators Under 35 Japan by MIT Technology Review and the Future 50 by Project Management Institute. His laboratory conducts pioneering research in a wide range of fields including science, engineering, culture, art, vernacularity (practical considerations and local traditions), and computer science. For instance, in the field of ultrasound technology, they have proposed new computational methods for acoustic holography and are focusing on the development of acoustic levitation technology*. Regarding AI, they began research on a localized version of the Large Language Model (LLM) as early as 2020, when it was still relatively unknown to the general public, and provided an application to assist ordinary people in generating novels**. Recently, they have been actively researching abstract language objects (ALO) using the LLM***. He has published numbers of academic papers on computer science, including generative AI, large language models, and computer-generated holograms. His recent representative publications are as follows:

***(1) Y. Ochiai, N. Kondo, T. Fushimi, "Towards Digital Nature: Bridging the Gap between Turing Machine Objects and Linguistic Objects in LLMMs for Universal Interaction of Object-Oriented Descriptions", arXiv:2304.04498 (2023)
*(2) T. Fushimi, K. Yamamoto, and Y. Ochiai, "Target Acoustic Field and Transducer State Optimization using Diff-PAT", AIP Advances 11, 125007 (2021)
**(3) H. Osone, J.-L. Lu, and Y. Ochiai. 2021. BunCho: AI Supported Story Co-Creation via Unsupervised Multitask Learning to Increase Writers' Creativity in Japanese. In CHI Conference on Human Factors in Computing Systems Extended Abstracts (CHI '21 Extended Abstracts), May 8-13, 2021, Yokohama, Japan.



Taiichiro Murakami

Representative Director, COO/ PxDT co-founder

Completed master's course in biomaterials at the University of Tokyo.

He supported industrialization of technologies focusing on R&D, digitization and new business strategies at Accenture Strategy Consulting Headquarters. Participated in launch of a new organization “Open Innovation Initiative” that evaluates startup companies' technologies and derive these technologies to large companies. Also participated in launch of an innovation base “Digital Hub.” He serves as a committee member for the Ministry of Economy, Trade and Industry's "Guideline Formulation Committee on Contracts Between Large Enterprises and R&D Ventures," and also holds a concurrent position as an Executive Advisor for the general incorporated association, "Mitou Foundation."



Takayuki Hoshi

Director, CRO / PxDT co-founder

He received a Ph.D (Information Science and Technology) from the University of Tokyo in 2008. He is an expert of wave control technology based on full use of physics and mathematics. He developed the world-first scannable prototype of airborne ultrasound tactile display in 2008 and he demonstrated the world-first 3D acoustic manipulation in 2013. He was awarded Significant Contribution to Science and Technology in 2014 by NISTEP, MEXT, Japan. He is currently working on social implementation of wave control technology through industry-academia collaboration and open innovation

Page 33

© Pixie Dust Technologies, Inc.

© Pixie Dust Technologies, Inc. Page 34 CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING STATEMENTS This presentation includes forward looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, regarding, among other things, our plans, strategies and prospects -- both business and financial . Although we believe that our plans, intentions and expectations reflected in or suggested by these forward looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations . Forward looking statements are inherently subject to risks, uncertainties and assumptions . Many of the forward looking statements contained in this presentation may be identified by the use of forward looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” ” and “potential,” among others . Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward looking statements include, among other things : ( i ) our expectations regarding our revenue, expenses, and other operating results ; (ii) our efforts to successfully develop and commercialize our technologies and related products ; (iii) the implementation of our strategic plans for our business and products and product candidates ; (iv) the size of the market opportunity for our products and product candidates and our ability to maximize those opportunities ; (v) our ability to obtain and maintain any needed regulatory approval of our product candidates ; (vi) our expectations regarding success in testing for our product candidates ; (vii) the costs and success of our marketing efforts, and our ability to promote our brands ; (viii) our expectations regarding our ability, and that of our manufacturers, to manufacture our products ; (ix) our competitive position and the development of and projections relating to our competitors or our industry ; (x) our ability to obtain adequate financing in the future on terms acceptable to us (including, without limitation, the effects of inflation and its associated impact on prevailing interest rates) ; (xi) our ability to consummate strategic transactions, which may include acquisitions, mergers, dispositions, or investments ; (xii) our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder ; (xiii) our ability to exploit the intellectual property rights jointly owned with our collaborators in a manner beneficial to us ; (xiv) our ability to obtain, maintain, protect, and enforce intellectual property protection for our technologies and related products and services, and the scope of such protection ; (xv) our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties ; (xvi) our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID - 19 ; (xvii) the regulatory environment in which we operate ; (xviii) our ability to attract and retain qualified key management and technical personnel ; and (xix) our expectations regarding the time during which we will be an emerging growth company and a foreign private issuer . Before you invest, you should carefully read our Annual Report on Form 20 - F for the fiscal year ended April 30 , 2023 , as the same may be amended from time to time, and our other filings with the SEC, including the factors described in the “RISK FACTORS” section of the Annual Report and other documents that we have filed, and will subsequently file, with the SEC to better understand the risks and uncertainties inherent in our business and industry and for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC' s website at www . sec . gov . These forward looking statements speak only as of the date of this presentation, and we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law . All forward looking statements attributable to Pixie Dust Technologies, Inc . or a person acting on its behalf are expressly qualified in their entirety by this cautionary statement .

© Pixie Dust Technologies, Inc. Page 35 Thank you